United States securities and exchange commission logo





                              November 7, 2022

       Nicole Anasenes
       Chief Financial Officer
       ANSYS INC
       2600 ANSYS Drive
       Canonsburg, PA 15317

                                                        Re: ANSYS INC
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 000-20853

       Dear Nicole Anasenes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview
       Other Key Business Metric, page 32

   1. Please explain to us, and revise your disclosures as necessary to clarify, how you calculate the annualized value of
lease contracts for your key business metric of annual contract value (ACV). At a
minimum, address the following:
                                                            Clarify whether ACV
is impacted by the timing of revenue recognition (e.g. up-front recognition for
the term license).
                                                            Provide us with an
example of a term license contract with a mid-year start date to illustrate your
calculations.
                                                            Explain how your
calculations may be impacted if the maintenance or lease contract has a multi-year
term and provide us an example of the ACV during each year of the contract.
 Nicole Anasenes
ANSYS INC
November 7, 2022
Page 2
                Tell us the typical terms of your multi-year lease licenses and the percentage of revenue from multi-year lease licenses for each period presented.
                Explain your reference to "anniversary dates" and to the extent this relates to the renewal date of your contracts, tell us why fixed-term service contracts would renew.
                Revise your disclosures to clarify your statement that "summed over the long-term,
              ACV and revenue are equal" and describe further how this measure differs from
              GAAP revenue.
2. We note that you rely on high renewal rates for your annual lease and maintenance contracts. Please tell us the renewal rates for each period covered by your financial statements, including interim periods, and tell us your consideration to quantify such rates in future filings. Alternatively, tell us what measures you use to monitor customer retention and revise to include a quantified discussion of measures. Refer to SEC Release
         No. 33-10751.
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 35

3. You refer to various factors that impacted your revenue growth such as new license and maintenance sales, maintenance renewals, and your recent acquisitions. Where a material change from period-to-period is due to two or more factors, including any offsetting factors, please revise to describe the underlying reasons for the material changes in both quantitative and qualitative terms. Refer to Item 303(b) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



FirstName LastNameNicole Anasenes                              Sincerely,
Comapany NameANSYS INC
                                                               Division of
Corporation Finance
November 7, 2022 Page 2                                        Office of
Technology
FirstName LastName